Vizsla Provides Update on Progress at Panuco and Outlines Key Objectives

(VZLA-TSX-V)

VANCOUVER, BC, Aug. 19, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide a project update for its flagship Panuco silver-gold property (the "Property") located in Sinaloa, Mexico and outline key near-term objectives.

Summary:

  On-site work programs to remain suspended through August with phased restart planned for September 1st

  Upon restart, to continue +100,000 metre fully funded resource/discovery-based drill program with ten drill rigs

  Resource drilling at Napoleon and Tajitos is focused on a combined resource target area approximately 1,500 metres long by 350 metres deep

  Vizsla intends to report a maiden project resource by the end of Q1/2022 centered on the Napoleon and Tajitos veins

  Major respective updates for Napoleon and Tajitos resource drilling planned for September

  Preliminary metallurgical testing on representative samples from Napoleon underway, testwork results anticipated in Q4

  Exploration drills continue to test zones proximal to the resource target areas as well as other high-priority regional targets

  The Company is preparing for property-wide electromagnetic (EM) and airborne magnetic surveys in late 2021 once the wet season has ended

  Current cash position of C$57M following the exercise of the property options to own 100% of Panuco as announced on July 21, 2021

Vizsla President and CEO, Michael Konnert, commented: "Although we're eager to resume drilling, the health and safety of our employees and our communities is paramount. While drilling activities have been suspended, our technical team has used this unplanned downtime to refine our geologic model, identify critical path milestones and improve targeting strategies for the remainder of the year. We are very encouraged by the results we've received to date from our resource drilling, which has confirmed the continuity of high-grade mineralization over potentially minable widths. Pending ongoing drilling success, Vizsla aims to complete a maiden resource estimate in the first quarter of 2022. Beyond the resource target area, we continue to see considerable upside in this historic mining district highlighted by recent geophysics, regional mapping and drilling"

COVID Response and Planned Restart of Work Programs

As COVID cases in southern Sinaloa continue to pose a significant risk to the health and safety of our local communities and employees, the Company has decided to maintain the voluntary pause of on-site work programs imposed last month (see press release dated July 26, 2021).

Pending continued improvement in regional health statistics, Vizsla is planning a staged re-start to drilling activities at Panuco. Plans are to initially start with two rigs on September 1st, ramping up to full capacity (ten rigs) by the end of the month, as conditions improve. The Company remains in regular contact with local and state level government agencies and will adjust back to work plans as required.

Resource Drilling

Systematic resource drilling is actively advancing along two high-grade veins at Napoleon and Tajitos, which pending ongoing success, the Company intends to report a maiden project resource by the end of Q1/2022. Six out of ten drill rigs are currently dedicated to this objective, three at Napoleon and three at Tajitos.

Napoleon: At Napoleon, the current resource target area is approximately 950 metres by 350 metres, defined by 179 holes completed to date. Ongoing infill drilling at 50m spacing within the target area continues to demonstrate local continuity of high-grade mineralization, while incremental step-outs support an expanding mineral footprint. Overall, mineralization at Napoleon appears to be gently plunging to the south with increased grades and widths observed down-plunge. As such, drilling is focused on expanding the high-grade footprint in this area. The Company intends to release an update on its Napoleon drill program in early September.

Tajitos: A total of 71 holes have been completed at Tajitos, defining an initial resource target area of 550 metres by 300 metres which remains open in all directions. Step-out drilling to the southwest and northeast continues to extend the overall strike length of Tajitos, with new results (assays pending) highlighting up to an additional 200 metres in potential vein strike.

High-grade mineralization at Tajitos, hosted in both diorites and andesites, flanks a lower grade zone observed at the lithologic contact, in the center of the mineralized structure. A notable change in dip direction observed in the southwest may also be responsible for local grade variability, with relatively higher grades intercepted above and below this change. The Company plans to provide an update on Tajitos with additional drill results in late September.

Plan map showing location of resource area drilling at Napoleon and Tajitos. Inset of the greater Panuco property package highlighting the four main vein corridors (yellow ellipse) currently being explored by Vizsla. (CNW Group/Vizsla Silver Corp.)

Figure 1: Plan map showing location of resource area drilling at Napoleon and Tajitos. Inset of the greater Panuco property package highlighting the four main vein corridors (yellow ellipse) currently being explored by Vizsla.

Exploration Drilling

The Company has developed an attractive pipeline of exploration targets given the vastly underexplored nature of the district. To date, only 33 of 117 known targets on the property have been drilled by Vizsla. The application of rigorous geological mapping and sampling procedures that prioritize higher tonnage potential over higher grades continues to be the primary focus for near-term exploration at Panuco. Furthermore, the trial EM and drone magnetics survey completed earlier this year have exceeded expectations, highlighting multiple areas for new potential vein discoveries in the region.

There are currently four exploration rigs devoted to testing new target areas along four major vein corridors at Panuco. Significant exploration targets and current drill locations include;

Napoleon Corridor

      Josephine Vein: A silver rich, sub-parallel vein situated ~150 metres west of the Napoleon discovery. The newly discovered high-grade Josephine vein (see press release dated July 15, 2021), initially identified via fixed loop EM, is interpreted to have over 1.7 kilometres of strike, of which only 150 metres have been drilled to date. Josephine discovery hole NP-21-132 returned 797 g/t silver equivalent (AgEq) over 2.5 m, including 4,431 g/t AgEq over 0.30 m.

      Papayo: A mineralized sub-zone of the Napoleon Vein located ~600 metres north of the Napoleon discovery zone. Notable drill results include 1,019 g/t AgEq over 1.32 m true width in hole NP-20-18 (see press release dated August 27, 2020).

      Observations made from an additional eleven drill holes completed in this area (assays pending) suggest the corridor may be split into multiple sub-parallel veins. This will potentially allow for ongoing drilling to intercept multiple vein structures in a single drill hole, including the potential northern extension of the Josephine vein.

      Ojo de Agua: Another Napoleon Vein sub-zone, located 850 metres south of the Napoleon discovery zone. The Company has completed twelve holes in this area (assays pending) where the Napoleon Vein forms a local dilation zone. Vein mineralogy, marked by increased chalcedonic quartz, suggests this may be a shallow part of the system. As such, the Company will continue to test deeper for the interpreted high-grade silver and gold rich horizon.

Cinco Señores Corridor

  Located east of and adjacent to the Napoleon Corridor, Cinco Señores hosts the Tajitos Vein situated along the southern bounds of the corridor. While the majority of Cinco Señores drilling completed to date has focused on advancing the Tajitos Vein, a collection of eight new EM targets have been identified at the northern end of the corridor.

  Additionally, detailed mapping, sampling and interpretation of historical drill core in the area proximal to the historic La Colorada resource (largely mined out) has generated multiple new targets ~1.3 kilometres north of Tajitos and 800 metres east of Napoleon. Drilling commenced on these prospective targets prior to the announcement of a voluntary pause of on-site work programs.

Cordon de Oro Corridor

  Cordon de Oro is host to multiple historic workings including, the San Antonio, Mojocuan and Aguita Zarca mines, located in the central portion of the Panuco district. Recent drilling targeting the depth extension to the San Antonio vein intersected a high-angle splay off the main corridor returning 2,649 g/t AgEq over 0.78 m true width, contained within a broader interval grading 1,283 g/t AgEq over 2.07 m true width from 99.0 m (hole CO-21-44) (see press release dated July 28, 2021). The Company plans to follow-up on this near-surface mineralized zone with exploratory expansion drilling in the coming months.

Animas Corridor

  The Animas Vein Corridor, located on the eastern portion of the Panuco District, is the most well developed and explored area of the Property. Over seven separate mineralized zones along a 4.4-kilometre section of the Animas Vein have been mined by previous operators down to the water table (~250 metres depth from surface on average).

  Over the last year, the Company has undertaken a program of re-surveying underground workings to accurately locate targets at lower levels, systematic sampling underground, and detailed surface mapping to better define targets along the corridor.

  At the northern end of the corridor, multiple zones of interest have been identified, including the Rosarito, La Bomba and Cuevillas zones, all marked by historical small-scale mining. Drilling is currently centered on the Rosarito target, where twelve holes have now been completed (all assays remain outstanding). Drilling will resume in this area upon the restart of on-site work programs.

Engineering Studies

Aside from resource/discovery focused drilling, Vizsla has initiated several engineering and environmental programs, effectively laying the foundation for future development and subsequent production at Panuco. Notable programs include:

  Preliminary Metallurgical Testing: With the support of Ausenco Engineering Canada Inc., Vizsla has contracted ALS Canada Ltd in Kamloops, BC, Canada to conduct preliminary metallurgical testing on representative composited material sourced from the Napoleon vein (total sample size ~330 kilograms). The primary objective of the program is to determine basic metallurgical properties with a focus on geo-metallurgy characterization and assess potential processing/recovery options. Program results are expected to be reported in Q4.

  Initial Geotechnical and Hydrogeological Studies: In conjunction with on-going exploration programs, Vizsla has initiated data capture of standard geotechnical parameters on all resource/exploration drilling. Vizsla has contracted SRK Consulting to design and lead the preliminary data collection program with most of the work being carried out by Vizsla geologists. The data being captured will help inform future studies for mine design, including mining method selection, dilution estimates, production rates, mining layouts, etc.

Community Engagement

Vizsla remains committed to further establishing and maintaining mutually respectful and beneficial relationships with all local communities and stakeholders. This includes ongoing infrastructure improvement, water supply maintenance, road maintenance, and health support. During the month of August, Vizsla committed over $100,000 in relief funds to local communities in support of independent mobile testing laboratories and to provide easier access to health services.

Path Forward

Over the next six months, the Company's primary focus is to continue systematic resource drilling within the Napoleon and Tajitos vein target areas while subsequently exploring proximal extensions to known mineralization and testing the discovery potential at other high priority targets. Approximately 35,000 metres of drilling is planned for the remainder of 2021.

Aside from drilling, and on the back of the successful trial fixed loop EM survey completed on a portion of the Napoleon Corridor in June, Vizsla intends to conduct a property wide electromagnetic survey following the end of the rainy season in Mexico.

In parallel with resource delineation and exploration drilling, Vizsla has initiated several engineering programs aimed at not only supporting ongoing exploration initiatives, but also to set the framework for future mining, milling and associated development activities.

Corporate Update

Signing of definitive agreement with Silverstone

As previously announced on July 21, 2021, Vizsla Silver and Silverstone Resources S.A de CV ("Silverstone") signed, a definitive agreement on August 3, 2021, to acquire 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha).

Final consideration paid for the asset consisted of:

  A cash payment of US$9,500,000; and

  The issuance to Silverstone of 4,944,672 common shares of Vizsla priced at C$2.44 per share (for a total value of US$9,500,000).

With the signing of the definitive agreement, Vizsla now owns 100% of the 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán.

Spin-Out Non-Brokered Private Placement

Further to the Company's news release dated June 15, 2021, announcing the court and shareholder approval of the spin-out of its British Columbia copper exploration assets to Vizsla Copper Corp. ("Spinco"), the Company is pleased to announce that Spinco is arranging a non-brokered private placement (the "Private Placement") consisting of (a) of up to 23,333,333 common shares of Spinco at a price of C$0.15 per share for aggregate gross proceeds of C$3,500,000, and (b) up to 8,333,333 flow-through shares at a price of C$0.18 per share for aggregate gross proceeds of C$1,500,000. Aggregate proceeds of the Private Placement are expected to be C$5,000,000.

About the Panuco project

The newly consolidated Panuco silver-gold project is a high-grade past producing asset located in southern Sinaloa, Mexico, near the city of Mazatlán. The 9,386.5-hectare district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla is a Junior mineral exploration and development company focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the timing of future news releases; the exploration, development and production at Panuco, including drilling programs and mobilization of drill rigs; and completion of a maiden resource estimate.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 06:30e 19-AUG-21